                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K
                                  ANNUAL REPORT

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 1998

                          Commission File No.: 1-13079

                          Gaylord Entertainment Company
                               401(k) Savings Plan
                              (Full title of plan)

                          Gaylord Entertainment Company
                                One Gaylord Drive
                           Nashville, Tennessee 37214
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1998 AND 1997

                                  TOGETHER WITH

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997

                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      1

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits, with Fund
       Information - December 31, 1998                                        2
   Statement of Net Assets Available for Benefits, with Fund
       Information - December 31, 1997                                        3
   Statement of Changes in Net Assets Available for Benefits,
       with Fund Information for the Year Ended December 31, 1998             4

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                   5

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

   Schedule I:    Item 27a - Schedule of Assets Held for Investment
                  Purposes at December 31, 1998                              13

   Schedule II:   Item 27d - Schedule of Reportable Transactions
                  for the Year Ended December 31, 1998                       15


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Trust Committee of the Gaylord Entertainment
Company 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the GAYLORD ENTERTAINMENT COMPANY 401(K) SAVINGS PLAN as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and reportable transactions (Schedule II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets and changes in net assets for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           ARTHUR ANDERSEN LLP

Nashville, Tennessee
June 4, 1999

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1998

                                 (IN THOUSANDS)



                                      CORE
                                      STOCK        STABLE       BALANCED     AGGRESSIVE   INTERNATIONAL    BOND
                                      FUND       VALUE FUND       FUND       STOCK FUND    STOCK FUND      FUND
                                      ----       ----------       ----       ----------    ----------      ----
ASSETS:

   Investments:
     Mutual funds                    $27,911       $13,875       $15,698       $11,907       $3,207       $1,794
     Common stock                         --            --            --            --           --           --
     Loans to participants                --            --            --            --           --           --
                                     -------       -------        ------       -------       ------       ------
      Total investments               27,911        13,875        15,698        11,907        3,207        1,794

   Cash and cash equivalents              --            --            --            --           --           --

   Interest and dividend
     income receivable                    --            --            --            --           --           10

   Transfers due among funds             145            89           117           127           50           23
                                      ------       -------        ------       -------       ------       ------
      Total Assets                    28,056        13,964        15,815        12,034        3,257        1,827
                                      ------       -------        ------       -------       ------       ------

LIABILITIES:

   Accrued administrative
     expenses                             --            --            --            --           --           --
                                      ------       -------        ------       -------       ------       ------
       Total Liabilities                  --            --            --            --           --           --
                                      ------       -------        ------       -------       ------       ------
NET ASSETS AVAILABLE FOR
   BENEFITS                          $28,056       $13,964       $15,815       $12,034       $3,257       $1,827
                                     =======       =======       =======       =======       ======       ======



                                       GET STOCK      CBS STOCK     LOANS TO    CONTROL
                                          FUND           FUND     PARTICIPANTS  ACCOUNT       TOTAL
                                          ----           ----     ------------  -------       -----
ASSETS:

   Investments:
     Mutual funds                        $   --       $    --       $   --      $  --        $74,392
     Common stock                         2,986            --           --         --          2,986
     Loans to participants                   --            --        2,155         --          2,155
                                         ------       -------       ------      -----        -------
      Total investments                   2,986            --        2,155         --         79,533

   Cash and cash equivalents                 --            --           --        621            621

   Interest and dividend
     income receivable                       --            --           --         --             10

   Transfers due among funds                 60            --           --       (611)            --
                                         ------       -------       ------      -----        -------
      Total Assets                        3,046            --        2,155         10         80,164
                                         ------       -------       ------      -----        -------
LIABILITIES:

   Accrued administrative
     expenses                                --            --           --         10             10
                                         ------       -------       ------      -----        -------
       Total Liabilities                     --            --           --         10             10
                                         ------       -------       ------      -----        -------
NET ASSETS AVAILABLE FOR
   BENEFITS                              $3,046       $    --       $2,155      $  --        $80,154
                                         ======       =======       ======      =====        =======


     The accompanying notes to financial statements are an integral part of this financial statement.

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                 (IN THOUSANDS)



                                     CORE
                                    STOCK     STABLE VALUE     BALANCED    AGGRESSIVE   INTERNATIONAL   BOND
                                     FUND         FUND           FUND      STOCK FUND    STOCK FUND     FUND
                                     ----         ----           ----      ----------    ----------     ----
ASSETS:

   Investments:
     Mutual funds                  $22,455       $13,331       $15,985       $9,584       $2,751       $1,635
     Common stock                       --            --            --           --           --           --
     Loans to participants              --            --            --           --           --           --
                                   -------       -------       -------       ------       ------       ------
       Total investments            22,455        13,331        15,985        9,584        2,751        1,635

   Cash and cash equivalents            --            --            --           --           --           --

   Interest and dividend
     income receivable                  --            12            --           --           --           50

   Transfers due among funds           144           102           129          132           46           24
                                   -------       -------       -------       ------       ------       ------
       Total Assets                 22,599        13,445        16,114        9,716        2,797        1,709
                                   -------       -------       -------       ------       ------       ------
LIABILITIES:

   Accrued administrative
     expenses                           --            --            --           --           --           --
                                   -------       -------       -------       ------       ------       ------
       Total Liabilities                --            --            --           --           --           --
                                   -------       -------       -------       ------       ------       ------
NET ASSETS AVAILABLE FOR
   BENEFITS                        $22,599       $13,445       $16,114       $9,716       $2,797       $1,709
                                   =======       =======       =======       ======       ======       ======



                                        GET STOCK     CBS STOCK    LOANS TO     CONTROL
                                           FUND         FUND     PARTICIPANTS   ACCOUNT       TOTAL
                                           ----         ----     ------------   -------       -----
ASSETS:

   Investments:
     Mutual funds                        $   --       $   --       $   --       $  --        $65,741
     Common stock                         2,320        3,491           --          --          5,811
     Loans to participants                   --           --        2,018          --          2,018
                                         ------       ------       ------       -----        -------
       Total investments                  2,320        3,491        2,018          --         73,570

   Cash and cash equivalents                 --           --           --         724            724

   Interest and dividend
     income receivable                       --           --           --          --             62

   Transfers due among funds                 73            1           --        (651)            --
                                         ------       ------       ------       -----        -------
       Total Assets                       2,393        3,492        2,018          73         74,356
                                         ------       ------       ------       -----        -------
LIABILITIES:

   Accrued administrative
     expenses                                --           --           --          10             10
                                         ------       ------       ------       -----        -------
       Total Liabilities                     --           --           --          10             10
                                         ------       ------       ------       -----        -------
NET ASSETS AVAILABLE FOR
   BENEFITS                              $2,393       $3,492       $2,018       $  63        $74,346
                                         ======       ======       ======       =====        =======





     The accompanying notes to financial statements are an integral part of this financial statement.

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                 (IN THOUSANDS)


                                                           STABLE
                                        CORE STOCK         VALUE           BALANCED     AGGRESSIVE    INTERNATIONAL       BOND
                                           FUND             FUND            FUND        STOCK FUND      STOCK FUND        FUND
                                           ----             ----            ----        ----------      ----------        ----
ADDITIONS:
   Contributions:
     Participants                        $  1,211        $    660        $    963        $  1,118        $   407        $   198
     Employer, net of forfeitures             429             319             341             389            134             73
                                         --------        --------        --------        --------        -------        -------
         Total contributions                1,640             979           1,304           1,507            541            271
                                         --------        --------        --------        --------        -------        -------
   Investment income:
     Net appreciation
       (depreciation) in fair
       value of investments                 2,800             681            (286)          1,679            193            (13)
     Interest                                   1              95               1              --             --             --
     Dividends                              3,881              --           1,366             294            150            178
                                         --------        --------        --------        --------        -------        -------
         Total investment income            6,682             776           1,081           1,973            343            165
                                         --------        --------        --------        --------        -------        -------
         Total additions                    8,322           1,755           2,385           3,480            884            436
                                         --------        --------        --------        --------        -------        -------
DEDUCTIONS:
   Benefits paid to participants            4,095           1,934           2,394           1,396            437            341
   Other                                       76              45              48              31              9              5
                                         --------        --------        --------        --------        -------        -------
         Total deductions                   4,171           1,979           2,442           1,427            446            346
                                         --------        --------        --------        --------        -------        -------
LOANS TO PARTICIPANTS, NET                    (85)           (104)            (63)            (15)            (2)             7

INTERFUND TRANSFERS                         1,391             847            (179)            280             24             21
                                         --------        --------        --------        --------        -------        -------
NET INCREASE (DECREASE)                     5,457             519            (299)          2,318            460            118

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                     22,599          13,445          16,114           9,716          2,797          1,709
                                         --------        --------        --------        --------        -------        -------
     End of year                         $ 28,056        $ 13,964        $ 15,815        $ 12,034        $ 3,257        $ 1,827
                                         ========        ========        ========        ========        =======        =======



                                          GET STOCK     CBS STOCK      LOANS TO     CONTROL
                                             FUND         FUND       PARTICIPANTS   ACCOUNT       TOTAL
                                             ----         ----       ------------   -------       -----
ADDITIONS:
   Contributions:
     Participants                         $   484        $    --        $   --       $ 10        $ 5,051
     Employer, net of forfeitures             179             (2)           --         --          1,862
                                          -------        -------        ------       ----        -------
         Total contributions                  663             (2)           --         10          6,913
                                          -------        -------        ------       ----        -------
   Investment income:
     Net appreciation
       (depreciation) in fair
       value of investments                  (111)          (474)           --         --          4,469
     Interest                                  --             --           191         --            288
     Dividends                                 55              5            --         --          5,929
                                          -------        -------        ------       ----        -------
         Total investment income              (56)          (469)          191         --         10,686
                                          -------        -------        ------       ----        -------
         Total additions                      607           (471)          191         10         17,599
                                          -------        -------        ------       ----        -------
DEDUCTIONS:
   Benefits paid to participants              295            258           338         73         11,561
   Other                                        8              8            --         --            230
                                          -------        -------        ------       ----        -------
         Total deductions                     303            266           338         73         11,791
                                          -------        -------        ------       ----        -------
LOANS TO PARTICIPANTS, NET                     29            (51)          284         --             --

INTERFUND TRANSFERS                           320         (2,704)           --         --             --
                                          -------        -------        ------       ----        -------
NET INCREASE (DECREASE)                       653         (3,492)          137        (63)         5,808

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                      2,393          3,492         2,018         63         74,346
                                          -------        -------        ------       ----        -------
     End of year                          $ 3,046        $    --        $2,155       $ --        $80,154
                                          =======        =======        ======       ====        =======





     The accompanying notes to financial statements are an integral part of this financial statement.

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


 1.   DESCRIPTION OF PLAN

      The following summary of the Gaylord Entertainment Company 401(k) Savings Plan (the "Plan") is provided for general information purposes. Participants should refer to the Plan Document for more complete information.

      PURPOSE OF THE PLAN

      The Plan was established on October 1, 1980, to encourage and assist employees in adopting a regular savings program and to help provide additional security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Prior to January 1, 1992, the Plan was named "The Retirement Savings Plan and Trust for Employees of The Oklahoma Publishing Company and Affiliated Corporations (the `Prior Plan')" and participants in the Prior Plan included employees of both the Oklahoma Publishing Company ("OPUBCO") and Gaylord Entertainment Company (the "Company"). As a result of a reorganization on October 30, 1991, in which both OPUBCO and the Company participated, effective July 1, 1992, the net assets related to participating employees of OPUBCO were transferred to the newly established "Retirement Savings Plan and Trust for the Employees of The Oklahoma Publishing Company," and the Prior Plan was restated and named "The Retirement Savings Plan and Trust for Employees of Gaylord Entertainment Company and Affiliated and Adopting Corporations."

      Since that time, the Plan has been amended and restated both on January 1, 1995 and April 1, 1996. As part of the April 1, 1996 amendment and restatement, the Plan became the "Gaylord Entertainment Company 401(k) Savings Plan."

      ELIGIBILITY

      An employee is eligible to participate in the Plan upon the earliest of January 1, April 1, July 1 or October 1 (the "entry dates") as of which such employee has both completed one thousand hours of service during an eligibility computation period, as defined by the Plan, and attained the age of twenty-one years. Classes of employees excluded from participation in the Plan include (see the Plan Document for more complete information):
      (1) certain employees covered by collective bargaining agreements, (2) casual employees, (3) leased employees and (4) hourly employees who were hired on an "on-call" basis.

      Participation in the Plan is voluntary. In order to participate, an eligible employee must apply for participation on the Plan's application for enrollment form at least twenty days prior to the entry date on which the employee desires to begin participation.

      CONTRIBUTIONS AND VESTING

      Until April 1, 1998, a participant could elect to make tax deferred contributions in amounts between one and sixteen percent of his or her compensation through regular payroll deferrals (the "Compensation Reduction Contribution"). Thereafter, a participant may elect to make tax deferred contributions in amounts between one and twenty percent as their Compensation Reduction Contribution. For each Compensation Reduction Contribution, the Company makes a contribution (the "Employer Matching Contribution") to the Plan in an amount equal to fifty percent of that portion of the participant's Compensation Reduction Contribution which is not in excess of six percent of the participant's compensation.

      Participants are fully vested at all times in their Compensation Reduction Contributions, rollover contributions and any earnings thereon. Participants vest in the Employer Matching Contributions beginning at forty percent after completing two years of service, as defined by the Plan, increasing by twenty percent with each additional year of service. As such, participants with five or more years of service are fully vested in their entire account balances. Participants retiring at the normal retirement age or becoming permanently and totally disabled, as defined by the Plan, are fully vested in their entire account balances. The forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. In general, the Plan has the right to limit employee and employer contributions in order to comply with ERISA and the Internal Revenue Code.

      INVESTMENT OPTIONS

      Participants may direct the investment of all contributions and prior account balances into funds established by the Plan. Participants can allocate their investments in 1% increments in seven investment funds:

            Core Stock Fund-     Invests in shares of a fund of an equity
                                 separate account that invests primarily in a portfolio of common stocks and American
                                 Depositary Receipts.

        Stable Value Fund-         Invests in a combination of guaranteed
                                   investment contracts with unaffiliated
                                   insurance companies and investment contract common collective trust funds issued by banks.

        Balanced Fund-             Invests in shares of a fund of a registered
                                   investment company that invests in a
                                   combination of stocks and convertible
                                   securities which are deemed to offer the potential for capital growth and/or income over the intermediate and long-term.

        Aggressive Stock Fund -    Invests in shares of a fund of a registered
                                   investment company that invests primarily in common stocks, emphasizing small to medium-size emerging-growth companies.

        International Stock Fund - Invests in shares of a fund of a registered investment company that invests primarily in common stocks and convertibles of foreign issuers.

        Bond Fund -                Invests in shares of a fund of a registered
                                   investment company that invests in debt
                                   securities, including U.S. government
                                   securities, corporate bonds, mortgage-related securities and securities denominated in foreign currencies.

        GET Stock Fund-            Invests in shares of Gaylord Entertainment
                                   Company common stock.

      Participants can elect to change their investment allocations at any time by use of a telephone voice response system maintained for such purpose. Participants may allocate no more than 30% of their contributions and account balances to the GET Stock Fund.

      DISTRIBUTIONS

      Participants may withdraw their vested account balances upon retirement, death, disability, termination of employment, or early retirement as defined by the Plan. Participants can choose to have the amount of their vested account balances either paid to them in lump sum, rolled over directly into another qualified Plan or individual retirement account, or used to purchase an annuity with an unaffiliated insurance company. Participants with vested account balances less than $3,500 for 1997 and $5,000 for 1998 automatically receive lump sum distributions.

      In the event of financial hardship (as defined by the Plan) or where a participant has attained the age of 59-1/2 years, a participant may elect, while still in the employment of the Company, to withdraw all or part of the amount invested in his or her account from Compensation Reduction Contributions. Cases of financial hardship are reviewed and approved by the Plan's Benefits Trust Committee or its designee in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution (subject to certain limitations of the Plan).

      Upon the death of a participant who has an Hour of Service (as defined by the Plan) prior to January 1, 1992, and prior to the start of his or her benefit payments, the participant's spouse (if any) is eligible to receive benefits in the form of a qualified pre-retirement survivor annuity. If, at the time of death, a participant's vested account balance was less than $3,500 in 1997 and $5,000 in 1998, a lump sum distribution, rather than a qualified pre-retirement survivor annuity, is made to the eligible surviving spouse.

      TRUSTEE

      The assets of the Plan are administered under the terms of a trust agreement between the Company and Charles Schwab Trust Company.

      PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants vest fully in their account balances.

      ADMINISTRATIVE EXPENSES

      Substantially all administrative expenses of the Plan are paid by the plan participants based on a flat dollar fee plus an asset based fee or actual expenditures of the Plan.

      LOANS TO PARTICIPANTS

      A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months unless the loan is to be used to acquire, construct or substantially reconstruct the participant's principal residence. Each loan bears an interest rate of prime plus 2% and is fixed over the life of the note. The interest rate at December 31, 1998 was 9.75%.

      PLAN AMENDMENTS

      During 1997, the Plan was amended to fully vest all participants who were terminated during the year as a result of the Merger (see Note 7) and certain other Company restructurings. In order to give participants who were terminated the ability to fully transfer their investment balances into another employers' qualified benefit plan, the Plan was amended to allow transferability of outstanding loan balances into another plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INCOME RECOGNITION

      Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION

      Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. Investment contracts which are held in the Stable Value Fund are reported at contract value, which approximates fair value, as of December 31, 1998 and 1997, respectively, in accordance with SOP 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Plans."

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      Net realized gains and losses and changes in unrealized appreciation are recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation in fair value of investments.

 3.   CONTRACTS WITH INSURANCE COMPANIES

      The Plan has investment contracts with unaffiliated companies which expire in various years and typically reinvest funds from expiring contracts into new investment contracts. These contracts pay a stated rate of interest and require that all interest be reinvested in the respective contracts. One such contact was an investment with the Executive Life Insurance Company ("Executive Life"). During 1998, all investments in insurance contracts matured.

      On April 11, 1991, the Insurance Commissioner of California placed Executive Life into conservatorship. On February 9, 1994, the Retirement Savings Plan Committee elected, on behalf of the Plan, to opt into a Court appointed Rehabilitation Plan (the "Rehabilitation Plan") whereby the original investment in Executive Life would be replaced by an "Interest Only Pension GIC Contract" with Aurora National Life Assurance ("Aurora"). This restructured contract paid a fixed rate of interest, provided for recovery of the majority of the investment's original principal value and accrued interest as of April 1, 1991, and extended the original maturity of the investment to September 3, 1998.

      Under the terms of the Rehabilitation Plan, amounts distributed by Aurora were restricted from access and deposited in the name of the Plan into the Executive Life Insurance Company Rehabilitation Plan Holdback Trust (the "Holdback Trust") as appointed by the Superior Court of California. During fiscal 1996, this investment in the Holdback Trust was distributed to the Plan.

      As of December 31, 1996, the amount equal to the difference between the original carrying value of the Executive Life contract and the contract value of the rehabilitated investment with Aurora was carried as an investment income adjustment receivable in the accompanying statement of net assets. During 1997, the Plan was amended to allow a one-time contribution from the Company in the amount of the investment income adjustment receivable. On April 18, 1997, the Plan received this one-time contribution from the Company.

 4.   INVESTMENTS

      As of December 31, 1998 and 1997, the following investments were in excess of 5% of net assets (in thousands):


                                                          1998            1997
                                                          ----            ----
      John Hancock Diversified Stock Fund (1K)         $  27,911       $ 22,455
      Firstar Trust Company Institutional
          Investors GIC Fund                              13,875         10,776
      Dodge and Cox Balanced Fund                         15,698         15,985
      AIM Constellation Fund                              11,907          9,584


      During the year ended December 31, 1998, the Plan's investments appreciated(depreciated) in fair value by $4,468,520, as follows (in thousands):


                                                         1998
                                                         ----
      Mutual funds                                    $  5,054
      Common stock                                        (585)
                                                      --------
                                                      $  4,469
                                                      ========

5.    TAX STATUS

      The Plan obtained its latest determination letter on December 3, 1997, for all Plan amendments made up to November 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. A determination letter has not been requested for all amendments made subsequent to November 1996; however, the Plan Administrator and the Plan's tax counsel believe the Plan is currently designed and is being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan is qualified, and the related trust is tax exempt as of the financial statement date.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      As discussed in Note 2, the financial statements of the Plan, as prepared under generally accepted accounting principles, record distributions to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not yet been paid, be recorded as a liability on the Form 5500.

      The following is a reconciliation of the net assets available for plan benefits and benefits payable at December 31, 1998 and 1997, per the financial statements to the Form 5500 (in thousands).



                                                              NET ASSETS AVAILABLE
                                         BENEFITS PAYABLE         FOR BENEFITS
                                         1998        1997        1998        1997
                                         ----        ----        ----        ----
       Per the financial statements    $   --     $    --     $ 80,154    $ 74,346
       Amounts allocated to
           withdrawing  participants       83          74          (83)        (74)
                                       ------     -------     --------    --------
       Per the Form 5500               $   83     $    74     $ 80,071    $ 74,272
                                       ======     =======     ========    ========

      The following is a reconciliation of benefits paid to participants for the year ended December 31, 1998, per the financial statements to the Form 5500 (in thousands).

                                                              1998
                                                              ----
       Per the financial statements                        $  11,561
       Add: Amounts allocated to withdrawing
          participants at December 31, 1998                       83
       Deduct: Amounts allocated to withdrawing
          participants at December 31, 1997                      (74)
                                                           ---------
       Per the Form 5500                                   $  11,570
                                                           =========


 7.   MERGER

      On October 1, 1997, the Company merged with a subsidiary of CBS Corporation ("CBS", formerly Westinghouse Electric Corporation) (the "Merger"). Immediately prior to the Merger, the Company was restructured so that certain assets and liabilities that were part of the Company's hospitality, attractions, music, television and radio businesses, including all of the Company's long-term debt, were transferred to New Gaylord Entertainment Company ("New Gaylord"), a wholly owned subsidiary of the Company. As a result of the restructuring and the Merger, substantially all of the assets of the Company's cable networks business (other than CMT International and Z Music) (the "Cable Networks Business"), and certain liabilities related thereto, were held by the Company and were acquired by CBS in the Merger. The Plan and its trust were assigned to New Gaylord and the obligations thereunder were assumed by New Gaylord.

      On September 30, 1997, (immediately following the restructuring but prior to the Merger), the Company distributed pro rata to its stockholders all of the outstanding capital stock of New Gaylord, resulting in a redistribution of stock equal to one third the number of shares held by each participant. At the time of the Merger, the Company's stockholders received shares of CBS common stock valued at the agreed upon transaction price of $1,550,000,000, at a per share consideration of .606 share of CBS common stock for every share of Gaylord Entertainment Company common stock. Accordingly, 134,691 shares of CBS common stock were received by the Plan and allocated to the participants based upon the number of shares held in each participant's GET Stock Fund account prior to the Merger. These shares were held in a non-participant directed fund (CBS Stock
      Fund). As required by the Retirement Savings Plan Committee, each participant was required to sell his or her CBS common stock prior to September 30, 1998, at which time, all shares remaining in this fund were sold by the trustee with proceeds reinvested consistent with each participant's then-current investment elections.

      At the time of the Merger, the Plan was amended which fully vested all Cable Network Business employees who participated in the Plan prior to the Merger. The Plan will continue to maintain the investment balances for these participants; however, these former employees are no longer allowed to contribute to the Plan.

      No part of the Plan or its assets were merged with any employee benefit plan of CBS. Upon completion of the Merger and assignment, New Gaylord changed its name to Gaylord Entertainment Company.

                                                                    SCHEDULE I
                                                                    PAGE 1 OF 2



                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1998

                                 (IN THOUSANDS)



                                             DESCRIPTION OF INVESTMENT,
      IDENTITY OF ISSUER, BORROWER,           INCLUDING MATURITY DATE,                              CURRENT
        LESSOR, OR SIMILAR PARTY            RATE OF INTEREST OR COLLATERAL            COST           VALUE
        ------------------------            ------------------------------            ----           -----
      Core Stock Fund:
          John Hancock Diversified
             Stock Fund (1K)                 Equity separate account             $   22,830       $  27,911


      Stable Value Fund:
          Firstar Trust Company
             Institutional Investors GIC     Common and collective
             Fund                             trust fund                             12,665          13,875

      Balanced Fund:
          Dodge and Cox Balanced Fund        Equity and fixed income
                                               mutual fund                           14,496          15,698

      Aggressive Stock Fund:
          AIM Constellation Fund             Equity mutual fund                      10,035          11,907

      International Stock Fund:
          American AAdvantage
             International Equity Fund-
             Institutional Class             Equity mutual fund                       2,988           3,207

      Bond Fund:
          PIMCO Total Return Fund            Debt securities and fixed
                                               income mutual fund                     1,805           1,794



                                   (continued)

     The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                                                    SCHEDULE I
                                                                    PAGE 2 OF 2



                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1998

                                 (IN THOUSANDS)

                                   (continued)



                                          DESCRIPTION OF INVESTMENT,
      IDENTITY OF ISSUER, BORROWER,       INCLUDING MATURITY DATE,                               CURRENT
        LESSOR, OR SIMILAR PARTY        RATE OF INTEREST OR COLLATERAL            COST            VALUE
        ------------------------        ------------------------------            ----            -----
      GET Stock Fund:
     *  Gaylord Entertainment
          Company                         Common stock, 99,124 shares           $   1,421      $   2,986

      Loans to Participants:
     *  Various plan participants         Loans to participants - interest
                                          rates ranging from 9.75% to 10.5%         2,155          2,155
                                                                                ---------      ---------

                Total Assets Held for
                  Investment Purposes                                           $  68,395      $  79,533
                                                                                =========      =========


                        * Represents a party in interest.

     The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                                                    Schedule II


                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                              PURCHASES                                 SALES
                                                     --------------------------  ---------------------------------------------------
IDENTITY OF ISSUER, BORROWER,     DESCRIPTION OF       NUMBER OF     PURCHASE      NUMBER OF     SELLING      COST OF
  LESSOR OR SIMILAR PARTY           INVESTMENT       TRANSACTIONS     PRICE      TRANSACTIONS     PRICE       ASSETS        NET GAIN
  -----------------------           ----------       ------------     -----      ------------     -----       ------        --------
AIM Constellation Fund        Equity mutual fund          205       $ 3,201,933       333      $ 2,381,412  $ 2,173,878  $   207,534

Dodge and Cox Balanced Fund   Equity and fixed
                                income mutual fund         96         4,011,578       400        3,852,625    3,365,475      487,150

Firstar Trust Company         Common and collective
   Institutional Investors      trust fund                251         5,980,955       339        3,561,775    3,250,575      311,200
   GIC Fund

John Hancock Diversified      Equity separate account     227         8,380,900       372        5,298,934    4,060,805    1,238,129
   Stock Fund (1K)




     The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this Annual Report to be signed on behalf by the undersigned hereunto duly authorized.

                                    GAYLORD ENTERTAINMENT COMPANY
                                    401(k) SAVINGS PLAN

                                    By:    Plan Committee for the Gaylord
                                           Entertainment Company 401(k)
                                           Savings Plan

Date: June 29, 1999                 By:    /s/ Rod Connor
     ---------------                       -------------------------------------
                                    Name: Rod Connor
                                    Title: Sr. VP & CAO

                                INDEX TO EXHIBITS


Number       Description

23           Consent of Independent Public Accountants

